7/2

1299039

04035843

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Multiemedia Limited

*CURRENT ADDRESS Collins Hill House
Level 6
412 Collins St.
Melbourne, Victoria 3000 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 02 2004
THOMSON FINANCIAL

FILE NO. 82- 34803 FISCAL YEAR 6/30/02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

PROCESSED
AUG 02 2004
THOMSON FINANCIAL

OICF/BY: EBS
DAT: 7/28/04

82-34803

ARS
6-30-02

2002 ANNUAL REPORT

multimedia

CONTENTS

Corporate Directory 2

Chairman's Statement 3

Group Managing Director's & Chief Executive Officer's Report 5

Directors' Report 6

Statement of Financial Position 12

Statement of Financial Performance 13

Statement of Cash Flows 14

Notes to the Financial Statements 15

Directors' Declaration 42

Independent Audit Report 43

Australian Stock Exchange Additional information 45

Corporate Governance Statement 47

CORPORATE DIRECTORY

Australian Business Number	12 003 237 303
Directors	Adrian M Ballintine Elwood Charles Ellison John H Walker, Chairman
Secretary	Sandra D Andersen
Principal & Registered Office	Collins Hill House Level 6 412 Collins St Melbourne Victoria 3000 Australia Tel: +613 9603 3200 Fax: +613 9600 2280 Web site: www.multiemedia.com E-mail: info@multiemedia.com
Share Registrars	Computershare Investor Services Pty Ltd Level 12 565 Bourke St Melbourne Victoria 3000 Australia
Auditors	Ernst & Young 120 Collins St Melbourne Victoria 3000 Australia
Lawyers	Deacons Level 24 385 Bourke St Melbourne Victoria 3000 Australia

CHAIRMAN'S STATEMENT

Dear Shareholder,

Your company has achieved a significant change in its operations this year. We began the year with a single business stream, being technology licensing via the ZoneStudio and IntraZone product lines.

Following a strategic review of operations the Directors determined a more prudent approach would encompass the acquisition of new, but complimentary business activities that would contribute to the revenues and profits of the group allowing additional time to reap the commericalisation benefits from the technology licensing business stream. In June, 2001, the Company completed the transaction to purchase the Magnafield Technology Group of companies, which was brought into the Multiemedia stable following shareholder approval of the transaction in August, 2002.

Magnafield (now Multie Technology Distribution) conducts the business of wholesale distribution of technology products, both hardware and software and has a client base of some 4,500 distributors, with over 2,200 being active in any given month. Multie Technology Distribution has formed long term supplier relationships with some of the world's most well known names in technology products including Cannon, Panasonic and Fujitsu. The technology distribution business has experienced extremely volatile market conditions with the terrorist attacks of September 11 denting consumer confidence, however, operations have been stabilised through management changes and cost containment programmes.

New management in this business has resulted in improved performance in the initial months of this year, and we expect to continue to grow revenues and improve the performance of this business.

The Multie Technology Distribution group also brought a new business opportunity to our company, which Multiemedia is pursuing. This business opportunity is in the area of internet connectivity, and in particular in broadband internet data services via satellite using Very Small Aperture Terminals (VSAT). This exciting new technology has recently been developed to commercially available levels, and Multiemedia completed a detailed assessment process prior to formulating a commericalisation plan and seeking to raise the capital to pursue this business. This project has necessitated Multiemedia investing significant amounts to finance the research and development of the business plan, as well as continuing the existing Simplex satellite business operations. This business is progressing according to plan and funding is being raised to complete a trial project that will prove the technical and commercial viability of this business.

A domain name and SMS business was also included in the acquisition of Multie Technology Distribution, however, changes in the .com.au regulatory environment prompted a review of these operations, and the company elected to accept an offer to purchase those business from managers of that business.

In August, 2001, the Company purchased all of the business assets of WSA Online Pty Ltd (in Administration) which specialized in web development services, and subsequently merged this operation with an existing subsidiary, Moby 6 Pty Ltd which specialized in web and internet integration services. In February and March 2002, the Company added two other web services business as part of an industry rationalization of this sector. Performance from this business unit has not met our expectations, and we have implemented management changes and cost reductions to create a sustainable business operation.

The effect of our efforts has been an increase in revenues from $3 million in 2001 to in excess of $28 million for the year just past. This significant increase has been possible through the change in strategy of the company to secure growth in revenue through acquisition. The Company has restructured each of the businesses and re-configured head office to ensure it is on a solid footing to achieve profitability in the near future.

Your Company has achieved an unqualified audit report for the year ended 30 June, 2002. This followed a review of the carrying values of the fixed assets of the group. We are pleased to report this places the Company in a solid position moving forward and enhances the perception of the Company by both creditors and shareholders.

I thank my fellow Directors, as well as those who held office during the year, for their support of the Company and myself during the year.

Of course our Company is not able to function effectively without the contribution of our people, and I would like to express my personal thanks to all of those who have contributed to the successful integration of the new businesses to our group and kept operations on an even footing during the year.

JOHN H WALKER
CHAIRMAN

October 2002

GROUP MANAGING DIRECTOR'S & CHIEF EXECUTIVE OFFICER'S REPORT

Few companies can boast 700% growth, eradication of all non trade related debt and return to an unqualified audit report in the past 12 months of economic chaos and turmoil.

Multiemedia can.

Congratulations to the new team on putting sweat before ego, and committing to our long term profit/growth strategy.

So what do we do and how will we grow?

Multiemedia invents Intellectual Property (IP). IP is great if you can sell it, because theoretically you can mass produce an idea – cheaply and with high margins.

We were thrilled to announce our partnership with the Coles Myer wholly owned subsidiary – Harris Technology. Harris will sell our IP throughout Australia. Volume and margins are expected to be substantial. Please try the product and if you like it – buy it (http://www.htwebbuilder.com). The product builds a web site and enables you to bill over the web.

Multiemedia also distributes products. Did you know we had about 4,000 outlets throughout Australia and that we distribute over 30 different products? Some of those products are from household names such as Panasonic, Fujitsu and Primus.

We source products from all over the world, and one of the benefits in appointing Charles Ellison to our Board is his reputation and skill in building distribution, and sourcing products that sell.

So, expect more significant alliances with US based technology providers.

Multiemedia provides a range of consulting services to companies such as Australia Post, Colgate, Medibank, Channel 10, Village Roadshow, Hyundai and Telstra.

In our services business we offer:-

- Design
- Web Development
- Web Integration
- E-Commerce Enablement

This is a tough business because during the year thousands of former employees of the "BIG SIX" were made redundant making competition for software services projects fierce.

Looking ahead, our Broadband Satellite venture looks promising. This service will be offered to small and medium sized businesses next year and comprises worlds best practise satellite technology. We hope to announce an international venture partner for this project soon.

When I founded the genes of this company in 1986 I knew we would have our "ups and downs". I'm sorry the share price is not higher, and that it causes many of you to despair. However, I can promise a 100% effort by the Multiemedia team and assure you that in the future we will have more "ups than downs".

It's my privilege to remain this company's largest shareholder and to help it and its people realize maximum potential.

ADRIAN BALLINTINE
GROUP MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER

October 2002

DIRECTORS' REPORT

The Board of Directors of Multiemedia Limited has pleasure in submitting its report in respect of the financial year ended 30 June 2002.

Directors

- ### Chairman
  Mr John H Walker

  John Walker was appointed Managing Director of Thrifty Car Rental in February 1998. Previously, he worked as General Manager, Retail Banking, NSW for Westpac Banking Corporation.

  John commenced his career in Local Government and after 10 years working in Victorian Local Government, he moved to Western Australia in 1981 to take up a position of Deputy Town Clerk for the City of Perth.

  Five years later, as Chief Executive Officer of the West Australian Football League, John was instrumental in launching the West Coast Eagles into the AFL's national competition and subsequently acted as Managing Director of the Eagles' parent company.

  After a period spent establishing himself as a successful self employed marketing and business proprietor, John joined Budget Rent A Car as the group's Western Australian State Manager. In 1992 John relocated to Sydney, taking up the position of Chief Executive Officer for Domino's Pizza (Aust) Pty Ltd. John subsequently returned to Local Government as Chief Executive Officer at Liverpool City Council and oversaw the successful introduction of corporatisation as well as major workplace reform and performance management.

  John was appointed Chairman of the Company on 23 May 2001.

- ### Director
  Mr Adrian M Ballintine

  Adrian has worked in the information technology arena for more than 20 years, gaining extensive experience in strategic partnerships and high-level negotiations worldwide.

  Adrian co-founded Gupta Asia Pacific, Asymetrix Asia Pacific and Multimedia Asia Pacific. His market building skills in Australia and Asia helped Gupta Corporation and Asymetrix Learning Systems list on NASDAQ. These skills significantly contributed to the sale of Multimedia Asia Pacific's intellectual property and certain operating assets to Multiemedia in June 1999.

  Adrian's information technology expertise and more importantly his pioneer status in the Australian software industry have resulted in the establishment of strategic partners of global renown.

  Adrian has a strong network of contacts with investors, both private and with local and international funds management/broking firms, and has significant experience in raising funds, particularly for start-up ventures.

- ### Director
  Mr Elwood Charles Ellison III

  Chuck Ellison brings over 20 years of experience as a sales and marketing executive in high tech companies. As a national manager during the early years at Microsoft Corporation, he defined and launched that company's initiatives into the education, government and corporate account markets.

  As vice president of sales at Ashton-Tate, he was responsible for the sales strategies that contributed to revenue growth from under $20m to over $300m in four years. As vice president of sales and marketing at Gupta Technologies, Inc he led the company's expansion into new channels and markets, resulting in a successful initial public offering. At Asymetrix, he led the turn-around team that positioned the company as the leader in the on-line learning market, and produced a successful initial public offering.

  He is known as a no-nonsense, results-oriented sales and marketing executive, with a consistent history of success in building global sales and distribution networks for high tech products.

- **Director**
  Mr Shaun Levin

After graduating from the University of Melbourne, Shaun joined the international accounting firm Arthur Andersen, and remained with them for 15 years. During his time with Arthur Andersen, Shaun undertook a variety of roles in both the audit and tax divisions.

Between 1988 and 1991, in addition to his normal duties at Arthur Andersen, Shaun undertook a 'loan staff' secondment with FAI Films a wholly owned subsidiary of the FAI Insurances Group. The purpose of the secondment was to facilitate the production of an animated feature film. In April 1992 FAI Film's production of FernGully The Last Rainforest' premiered on 'Earth Day' in the General Assembly Hall of the United Nations in New York.

In September 1995, Shaun left Arthur Andersen and took up a senior executive role at one of his clients, Artist Services. Artist Services was a leading film and television production company in Australia, having been founded in 1990 by Steve Vizard and Andrew Knight. At the time of his joining, John Fairfax Holdings Limited had just acquired a 50% interest in that company. Shaun was appointed Managing Director and CEO of the Artist Services Group in January 1998.

Artist Services was acquired by Granada Media Group Limited of the United Kingdom in December 1998. Following Granada's acquisition of Artist Services Shaun was appointed Managing Director of Granada Media Australia Pty Ltd, the Australian holding company for the Group, as well as continuing on as Managing Director and CEO of the Artist Services Group.

In March 2000, Shaun joined Multiemedia Limited as Chief Financial Officer.

- **Director**
  Mr Richard White-Smith

Richard was a founding Principal and CEO of WSA Online since its inception in 1997.

In September of 2001, Richard oversaw the merger and integration of the Moby 6 system integration business into WSA adding a further 15 staff with specialist skills in integration of applications for the financial services sector. WSA was awarded B&T Interactive Agency of the Year in 1998 and runner up 1999 and Austrade/Financial Review E-commerce Company of the Year 1999. Richard was also appointed Chairman of Judges at the inaugural Interactive Marketing Awards 1998 and was retained in the position for 1999.

Prior to WSA, Richard worked for 10 years in key management roles with marketing services companies in Australia, Hong Kong and Malaysia. Richard worked as Managing Partner of three regional offices of the leading international advertising company, The Ball Partnership (now Euro RSCG) from 1986 to 1991, during which time the business in each office multiplied by a factor of three. All offices were awarded Ball Agency of the Year in at least one of the years that he was Managing Director.

He left The Ball Partnership to join DDB Needham as General Manager/Director Group Communications where he helped establish the business as Australia's 3rd largest advertising agency. Richard then joined Whybin TBWA Advertising in 1995 as Partner and Director of Client Service, before leaving marketing services for the world of e-commerce and establishing WSA Online.

Richard's career started in London in advertising.

- **Director**
  Mr Peter Woerndle

  Peter Woerndle joined the Board of the Company in May 2001. Peter first worked with Messerschmitt in Germany and migrated to Australia in 1960, where he worked as a Computer Technician gaining an Electronics Certificate from RMIT.

  In 1972 Peter founded a computer hardware repair business and employed 100 staff. He sold that company in 1987 and founded Magnafield 2 years later. Over the years Magnafield has grown substantial revenues and profits from humble beginnings.

The following Directors held office during the reporting period and retired on the dates indicated.

Richard White-Smith	10 July, 2001
Geoffrey MacLeod-Smith	10 September, 2001
Shaun Edward Levin	27 September, 2001
Peter Woerndle	14 June, 2002

Principal Activities
The principal activity of the consolidated entity for the period ended 30 June 2002 was that of development and distribution of internet and e-commerce enabling tools.

During the period under review, the group expanded its activities through the acquisition of businesses operating in the distribution of technology products, satellite communications and web development services.

Results and Review of Operation
The net loss of the consolidated entity for the year ended 30 June 2002, after providing for income tax, was $16,027,818 (2001: $27,987,196).

Share Capital
The number of shares fully paid at year-end was 536,446,351 (332,688,465 in 2001).

Financial Position
As at 1 October 2002 the Group had liquid funds of $448,909.

Dividends
There were no dividends paid during the year and the Directors do not recommend the payment of a dividend.

State of Affairs
In the opinion of the Directors there are no significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review other than those disclosed in this report or consolidated accounts.

Events Subsequent to Balance Date
Matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

i. Shares totaling 22,633,296 subscribed for by shareholders under the Share Purchase Plan were allotted to shareholders following approval of the Share Purchase Plan and the allotment of shares at the Company's General Meeting held on [illegible] July 2002. The proceeds from this issue of shares ($336,687) were recorded in the balance sheet as at 30 June 2002 as deposits on call, offset by a liability (see Note 16) of an equal amount. Subsequent to balance date and allotment of the shares, this liability was transferred to share capital.

ii. Subsequent to approval by shareholders at the Company's General Meeting held on 19 July 2002, the Company issued 15,000,000 shares on 19 July 2002 and 5,000,000 on 25 September 2002 to Mark Noakes and Doug Adamson, former Executive Director's of Nethead pursuant to the purchase of the Nethead business.

iii. The Company has agreed to allot 86,861,947 shares to new shareholders who have signed applications for shares in a private placement capital raising to be completed prior to 31 October, 2002, the proceeds of which will contribute $868,619.47 to the Company.

iv. The Company has agreed to conclude a transaction with Australia and New Zealand Banking Group Limited (ANZ) which will reinstate the terms and conditions of the Equity Agreement (as amended) between the Company and ANZ, render void a loan agreement between the two companies and facilitate a net payment of Guaranteed Payments to the Company of $2,400,000. As a result of the settlement, the parties will exchange settlement amounts, resulting in a net outflow of funds from the Company of $600,000, and the termination of the ANZ loan through bringing forward the remaining minimum revenue commitments. The Company has secured investors to accept a placement of shares at a price of 1 cent each of 35,486,827 shares which would be held by ANZ upon exercise of an option agreement disclosed to the market on 3rd October, 2001. The transaction will settle on or before 31st October, 2002. The marketing arrangements with ANZ will cease after an orderly transfer of customers.
The outcome of the transactions for the Company will be a reduction in net liabilities of approximately $3,300,000 (including interest) offset by the cash payment noted above, with an equal amount being contributed to earnings during the half-year ending 31 December, 2002. Capitalised interest on the loan facility will be reversed during the half year ending 31 December, 2002. Effectively, the Company has received $3,900,000, ahead of the scheduled payment times for the contingent penalty payments, effectively gaining early access to funds which were contingent in nature.

The parties to the settlement have agreed to limit any potential claim by ANZ in relation to the settlement to a maximum amount of $3,000,000. A claim for such an amount could only be pursued by ANZ in the event that ANZ was successful in proving that the Company was in breach of certain warranties contained in the termination documentation. The warranties in question are that :

1. accounts: the annual accounts of the Company for the financial year ended 30 June 2002 disclose a true and fair view of the state of affairs and the financial position and assets and liabilities of the Company as at 30 June 2002 and of the profit for the period ending on that date and were prepared in accordance with all applicable laws and applicable accounting standards applied in a conservative manner; and
2. disclosure of all relevant information: the Company has disclosed to ANZ all relevant material information as to the true, complete, accurate and not misleading financial position of the Company, including:
   - any information that would be considered relevant by a financier of the Company as to the Company's ability to service its debts now and in the future; and
   - any information that would be considered relevant and material to the group by a purchaser of any shares, businesses or subsidiaries of the Company as to the future cash flows and profitability of the Company, its subsidiaries and their businesses.

The Directors believe that the Company has complied in full with these warranties.

Likely Developments

Multiemedia continues to strive for revenue growth and translation of those revenues to profitability for shareholders. Significant management changes have reduced costs and focused on sales revenues. Core distribution activities have been enhanced through improved and widened supplier relationships and Multiemedia will capitalize on these relationships to increase revenues generated via its distribution business.

Directors' Interests in the Shares of the Company

The interests of each Director in the equity and other securities of Multiemedia as shown on the register of such holdings as at 30 September 2002 is as follows:

Director	Ordinary Shares	Options Exercisable for $0.25 on or before 10 January 2003
A M Ballintine	35,242,310	15,000,000
J H Walker	500,000	-
E C Ellison III	4,000,000	-

Indemnification and Insurance of Directors

In accordance with paragraph 99 of the Company's constitution, adopted at the General Meeting on 21 June 1999, the Company indemnifies every person, who is or has been an officer of the Company, which includes Directors, against any liability incurred by that person in his or her capacity as an officer of the Company. The Company does not currently hold Directors & Officers Insurance.

Director's Meetings

The number of meetings of the Board of Directors and of Board committees during the year were:

Board or Committee	Number of Meetings
Full Board	12
Remuneration Committee	2
Director Nomination Committee	2

The attendance of Directors at meetings of the Board and its committees were:

Director	Full Board	Remuneration	Director Nomination
A M Ballintine	12 (12)	2 (2)	2 (2)
S E Levin	5 (5)		
J H Walker	12 (12)	2 (2)	2 (2)
P Woerndle	11 (12)		
G MacLeod-Smith	4 (4)		
JRH White-Smith	0 (0)		

Numbers in brackets indicate the number of meetings each member could have attended.

Audit Meetings

During the period, the Directors resolved to deal with all audit matters at meetings of Directors as they arise. Ernst & Young (formerly Andersen), the auditors, attended various meetings during the year.

Environmental regulations

The Company complied with its environmental responsibilities.

Remuneration

After the establishment of a Remuneration Committee, the Company has introduced policies for remuneration of the Board members and senior executives. Staff were remunerated on a negotiated basis and in line with prevailing market conditions and the remunerations are linked to performance criteria.

The remuneration of the Directors and the five most highly paid executive officers for the year under review was as follows:

Directors:

Name	Base Salary ($)	Fees/Allowances ($)	Superannuation ($)	Total ($)	Number of Options Granted
A M Ballintine	154,115	58,125	12,329	224,569	-
G MacLeod-Smith	45,931	-	2,446	48,377	-
S E Levin	166,346	18,157	13,307	197,810	15,000,000
J H Walker	-	52,530	-	52,530	-
E C Ellison III	-	80,000	-	80,000	-
JRH White-Smith	158,484	101,120	12,813	272,417	-
P Woerndle	81,502	18,776	37,000	137,278	-

Executive Officers:

Name	Base Salary ($)	Fees/Allowances ($)	Superannuation ($)	Total ($)	Number of Options Granted
Leslie Jessop	124,902	18,827	18,600	162,329	-
Carl Woerndle	125,002	12,325	10,000	147,327	-
Sandra Andersen	36,923	100,000	2,953	139,876	2,000,000
Anthony Blumberg	115,812	-	10,274	126,086	-
Svend Nisted	109,729	-	8,833	118,562	2,000,000

The details of Directors' interest in options are set out on page 3 above. Options granted to executive officers are exercisable strike prices between $0.012 and $0.022.

At 30 September 2002 the share price closed at $0.01 and the Directors, having considered the valuations as calculated using current market options pricing methodologies estimate that as at this date the outstanding options had no material value.

Signed in accordance with a resolution of the Directors.

ADRIAN BALLINTINE
DIRECTOR

Melbourne
October 2002

Statement of Financial Position at 30 June 2002

		Consolidated		Parent	
	Note	2002	2001	2002	2001
		$	$	$	$
Current Assets					
Cash assets	4	839,434	277,845	556,278	162,497
Receivables	5	3,397,118	1,264,976	1,403,633	1,701,465
Inventories	6	1,125,642	1,522	-	-
Other	7	222,648	-	46,786	-
Total Current Assets		5,584,842	1,544,343	2,006,697	1,863,962
Non-Current Assets					
Receivables	5	-	-	350,900	-
Other financial assets	8	-	1,279,245	3,276,328	1,723,236
Property, plant and equipment	9	1,112,631	963,758	296,122	877,676
Intangibles	10	7,200,754	11,304,969	3,555,973	10,841,172
Other	11	34,269	12,335	33,369	12,335
Total Non-Current Assets		8,347,654	13,560,307	7,512,692	13,454,419
Total Assets		13,932,496	15,104,650	9,519,389	15,318,381
Current Liabilities					
Payables	12	4,980,318	854,548	204,814	575,904
Interest bearing liabilities	13	2,264,791	87,962	209,986	87,962
Provisions	14	189,059	163,495	65,566	163,495
Other	15	695,137	129,425	478,740	91,042
Total Current Liabilities		8,129,305	1,235,430	959,106	918,403
Non-Current Liabilities					
Interest bearing liabilities	16	3,529,696	276,539	3,407,818	276,539
Provisions	17	170,612	29,282	29,682	29,282
Total Non-Current Liabilities		3,700,308	305,821	3,437,500	305,821
Total Liabilities		11,829,613	1,541,251	4,396,606	1,224,224
Net Assets		2,102,883	13,563,399	5,122,783	14,094,157
Equity					
Contributed equity	18	55,274,198	50,706,896	55,274,198	50,706,896
Accumulated losses	19	(53,171,315)	(37,143,497)	(50,151,415)	(36,612,739)
Total Equity		2,102,883	13,563,399	5,122,783	14,094,157

The accompanying notes form an integral part of this Statement of Financial Position.

Statement of Financial Performance for the Year Ended 30 June 2002

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Sales revenue	2	28,023,333	3,081,821	-	3,088,456
Cost of sales and development	2	(25,697,029)	(3,116,064)	-	(3,106,519)
Gross profit		2,326,304	(34,243)	-	(18,063)
Other revenues	2	152,570	199,146	79,333	199,143
Sales and marketing expenses		(2,124,424)	(1,692,014)	-	(1,463,671)
ANZ Alliance Marketing expenses		-	(12,762,010)	-	(12,762,010)
Administrative costs		(5,434,414)	(10,089,248)	(2,036,843)	(9,803,016)
Borrowing costs	2	(465,135)	(38,965)	(289,189)	(38,959)
Write-down of investments, intellectual property, and goodwill to recoverable amounts	2	(10,482,719)	(3,569,862)	(11,291,977)	(3,569,862)
Loss from ordinary activities before income tax		(16,027,818)	(27,987,196)	(13,538,676)	(27,456,437)
Income tax expense relating to ordinary activities	3	-	-	-	-
Loss from ordinary activities after related income tax expense		(16,027,818)	(27,987,196)	(13,538,676)	(27,456,437)
Net loss attributable to members	19	(16,027,818)	(27,987,196)	(13,538,676)	(27,456,437)
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		-	-	-	-
Total changes in equity other than those resulting from transactions as owners attributable to members		(16,027,818)	(27,987,196)	(13,538,676)	(27,456,437)
Basic earnings per share (cents per share)	31	(3.7)	(9.0)		
Diluted earning per share (cents per share)		(3.7)	(6.8)		

The accompanying notes form an integral part of this Statement of Financial Performance.

Statement of Cash Flows for the Year Ended 30 June 2002

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Cash flows from operating activities					
Receipts from customers		28,675,558	3,964,845	-	3,945,572
Payments to suppliers and employees		(31,838,527)	(11,298,607)	(2,149,502)	(10,746,306)
GST received (paid)		(253,729)	1,333,809	(44,616)	1,332,320
Borrowing costs		9,717	(38,965)	-	(38,959)
Interest received		162,484	341,103	3,832	341,100
Net operating cash flows used in operating activities	30 (a)	(3,244,497)	(5,697,815)	(2,190,286)	(5,166,273)
Cash flows from investing activities					
Proceeds from sale of controlled entity and investments		-	-	-	-
Purchase of controlled entities	30 (b)	(308,000)	(26,378)	(43,027)	(31,491)
Purchase of investments		(43,027)	-	(98,165)	-
Deposits paid for investments		(27,400)	(1,100,000)		(1,100,000)
Payment for intellectual property		-	-	-	-
Payments for plant and equipment (		94,231)	(333,194)	-	(331,558)
Loans made to other corporations		(30,668)	(797,894)	-	(797,894)
Loan repayments received		12,668	436,096	(18,000)	400,000
Loans made to related entities		-	-	(2,271,636)	(526,317)
Net investing cash flows		(490,658)	(1,821,370)	(2,430,828)	(2,387,259)
Cash flows from financing activities					
Proceeds from issues of shares and options		2,147,087	362,200	2,147,087	362,200
Share and option issue costs paid		(50,000)	(81,415)	(50,000)	(81,415)
Repayment of borrowings		-	(148,665)	-	(104,665)
Proceeds from borrowings		3,142,469	-	3,006,408	-
Repayment of finance lease principal		(943,624)	(44,673)	(88,600)	(44,673)
		4,295,914	87,447	5,014,895	131,447
Net increase (decrease) in cash held		560,760	(7,431,738)	393,781	(7,422,086)
Cash at beginning of the financial year	277,845	7,709,583	162,497	7,584,583	
Cash at the end of the financial year	4	839,434	277,845	556,278	162,497

The accompanying notes form an integral part of this Statement of Cash Flows.

Note 1. Statement of Significant Accounting Policies

Notes to the Annual Report for the Year Ended 30 June 2002

These general purpose financial statements have been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial statements have also been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Going Concern

The financial statements have been prepared on a going concern basis. The financial statements disclose the group has an operating loss for the year ended 30 June 2002 of $16,027,818 and the group's current liabilities exceed its current assets by $2,544,463. The Company's ability to continue as a going concern is dependent upon the budgeted sales, profits and cashflows of the Company's operating entities being achieved in the expected timeframes and that the Company is able to raise adequate capital within the next 12 months to meet its debts as and when they fall due. The Company has completed a restructuring program resulting in significant cost reductions, developed detailed projections for each operating entity, raised additional capital and settled loan obligations to the ANZ subsequent to year end. The Directors are of the opinion that the budgets will be achieved resulting in trading profits and positive cashflows, and additional capital will be raised to enable the Company to continue as a going concern. However, as forecast events frequently do not occur as expected, *achievement of forecasts and thus the Company's ability to continue as a going concern is inherently uncertain at the date of signing of the* financial statements.

At the date of preparation of the financial statements, the Company is not in compliance with all of the terms and conditions of its loan facility with ANZ, however, it has obtained a written waiver of the non-compliance from ANZ which has agreed to stay its action in respect of the non-compliance until 31 October 2002. At the current time, the Company has obtained the commitment of a third party to raise capital and place ANZ shares to enable settlement of the transaction with ANZ on or before 31 October 2002.

(a) *Principles of Consolidation*

The consolidated Statement of Financial Performance and Statement of Financial Position incorporate the assets and liabilities of all entities controlled by Multiemedia Limited ("Company" or "parent entity") as at 30 June 2002 and the results of all controlled entities for the year then ended. Multiemedia Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) *Income Tax*

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Note 1. Statement of Significant Accounting Policies (continued)

(c) *Acquisition of Assets*

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(l)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the statement of financial performance.

(d) *Revenue Recognition*

Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Revenue is recognised for the major business activities as follows:

(i) Provision of Services

Contract revenue is recognised in accordance with the percentage of completion method. The stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

In cases where revenue is received other than in cash, the revenue is recognised, when it is capable of reliable measurement.

Other internet services revenue is recognised when the service is provided.

(ii) Sale of Products

A sale is recorded when goods have been dispatched to a customer pursuant to a sales order and the associated risks have passed to the carrier or customer.

(iii) Licensing of Technology

Licensing revenues are recognized when cash is received in accordance with licenses issued.

Note 1. Statement of Significant Accounting Policies (continued)

(e) *Receivables*

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists, usually in the event when the debt is more than 90 days overdue.

Multie Technology Distribution Pty Ltd has a debt factoring facility with the Westpac Banking Group. Each day a list of invoices less credit notes are submitted to the bank, 80% of the total is available as credit.

Receipts from the previous day are submitted to the bank and 20% is available for drawdown.

(f) *Inventories*

Raw materials and stocks, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of stock on the basis of weighted average costs.

(g) *Investments*

Investments in listed and unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

(h) *Non-Current Assets*

Non-current assets are recorded at cost and are reviewed regularly to determine whether their carrying amounts require write down to recoverable amount.

Write downs to recoverable amount are recognised immediately as an expense in the net profit or loss.

(i) *Depreciation of Property, Plant and Equipment*

Depreciation is calculated on a straight line basis to write off the cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

	2002	**2001**
Plant and equipment	2-5 years	2-5 years
Computer equipment	2-3 years	2-3 years
Furniture and fittings	5 years	5 years

(j) *Leasehold Improvements*

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. There are no leasehold improvements held at the current reporting date.

Note 1. Statement of Significant Accounting Policies (continued)

(k) Leased Non-Current Assets

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at the reporting date are being amortised over a period of five years.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(l) Intangible Assets and Expenditure Carried Forward

(i) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the consideration over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over 20 years, being the period during which the benefits are expected to arise. The cost of acquisition is discounted as described in note 1(c) where settlement of any part of cash consideration is deferred.

(ii) Intellectual Property

Intellectual property includes the cost of patents, copyrights, trademarks, trade secrets, proprietary technology and similar intellectual property critical to its success. Intellectual property is amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered no longer probable is written off.

(m) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

(n) Interest Bearing Liabilities

Loans and debentures are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(o) Employee Entitlements

(i) Wages and Salaries and Annual Leave

Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

(ii) Long Service Leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Note 1. Statement of Significant Accounting Policies (continued)

(iii) Superannuation

The amount charged to the statement of financial performance in respect of superannuation represents the contributions made by the consolidated entity to the superannuation fund.

(p) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- finance lease charges.

(q) Cash

For the purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(r) Earnings per Share

Basic earnings per share is determined by dividing the loss from ordinary activities after related income tax attributable to members of the Company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(s) Changes in Accounting Policy

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax and preference dividends by the weighted average number of ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax and preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

costs of servicing equity (other than dividends) and preference share dividends;

- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;
- divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

There has been no effect of the revised policy on the basic and diluted EPS calculations or disclosures for the 2002 financial year.

(t) Comparatives

Where necessary, comparatives have been reclassified for consistency with current year disclosures as a result of the first-time application of revised Accounting Standard AASB1027 "Earnings Per Share".

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Note 2. Profit and Loss Items					
Loss from ordinary activities is after crediting the following revenues:					
Revenues from operating activities:					
Internet services		4,429,150	1,561,833	-	1,568,840
Sale of products		23,182,833	1,519,979	-	1,519,616
Sale of other services		411,350	-	557,299	-
Total revenues from operating activities	28,023,333	3,081,812	557,299	3,088,456	
Revenues from non operating activities:					
Interest from:					
Other persons / corporations		-	192,792	-	192,789
Other revenue items		152,570	6,354	79,333	6,354
Total revenues from non operating activities:		152,570	199,146	79,333	199,143
Total revenues from ordinary activities	28,175,903	3,280,967	636,632	3,287,599	
Loss from ordinary activities is after charging the following expenses:					
Depreciation and Amortisation					
Depreciation of:					
– plant and equipment	9	638,071	355,885	297,343	355,885
– furniture and fittings	9	24,745	11,337	9,254	11,337
– leased equipment	9	37,680	53,947	37,680	53,947
Total depreciation		700,496	421,169	344,277	421,169
Amortisation of:					
– -goodwill	10	261,711	80,439	73,575	73,575
– intellectual properties	10	-	571,900	-	571,900
Total amortisation		261,711	652,339	73,575	645,475
Total depreciation and amortisation		962,207	1,073,508	417,852	1,066,644
Borrowing Costs					
Interest paid or payable to:					
– Other unrelated persons		465,135	7,314	289,184	7,308
Finance charges related to leases		57,440	31,651	20,675	31,651
Total borrowing costs		522,575	38,965	309,859	38,959

	Note	Consolidated 2002	Consolidated 2001	Parent 2002	Parent 2001
		$	$	$	$
Note 2. Profit and Loss Items (continued)					
Other expense items					
Writedown of investments to recoverable amount		1,609,245	3,569,862	1,609,245	3,569,862
Writedown of intellectual property to recoverable amount	11	7,191,817	1,000,000	7,191,817	1,000,000
Writedown of goodwill to recoverable amount		1,681,658	-	-	-
Net charge to provision for doubtful debts		914,088	2,944,160	1,174,969	2,944,160
Provision for unrecoverable loans		-	741,469	2,471,110	741,469
Net loss on sale of property, plant & equipment		4,337	7,188	4,908	7,188
Operating lease rentals		441,624	234,105	112,741	210,522
Provision for employee entitlements		22,560	68,832	(31,430)	68,832

Note 3. Income Tax

Income Tax Loss

	Consolidated 2002	Consolidated 2001	Parent 2002	Parent 2001
The income tax expense for the financial year differs from the amount calculated on the loss. The differences are reconciled as follows:				
Operating loss before income tax expenses	(16,027,818)	(27,987,196)	(13,538,676)	(27,456,437)
Prima facie tax thereon at 30% (2001: 34%)	(4,808,345)	(9,515,647)	(4,061,603)	(9,335,189)
Less tax effect of permanent differences:				
- Non deductible amortisation	78,513	221,795	22,073	219,462
- Writedown of investments	482,774	1,213,753	482,774	1,213,753
- Writedown of loans	-	252,099	74,333	252,099
- Other non allowable items	22,647	10,782	14,561	10,681
Tax benefit of losses not brought to account	4,224,411	7,817,218	3,467,862	7,639,194
Total income tax attributable to loss from ordinary activities	-	-	-	-

Note 3. Income Tax (continued)

No future income tax benefit has been recognised.

The benefit of losses is not brought to account as realisation is not virtually certain. The amount of tax losses is not quantified as the amount cannot be reliably determined at this time. The benefit will only be obtained if:

(i) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefits from the deductions for the losses to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

Consolidated Parent

	2002 $	2001 $	2002 $	2001 $
Note 4. Cash Assets				
Cash at bank and on hand	372,906	227,609	89,750	112,261
Deposits on call	466,528	50,236	466,528	50,236
	839,434	277,845	556,278	162,497
Note 5. Receivables (Current)				
Trade debtors	5,248,148	3,087,652	1,774,886	3,019,307
Provision for doubtful debt	(2,030,072)	(2,944,160)	(1,769,191)	(2,944,160)
Trade debtors, net	3,218,076	143,492	5,695	75,147
Non-trade amounts owing by:				
Related parties				
- Wholly-owned group	-	-	1,315,318	526,318
- Director related entites	36,000	-	36,000	-
Total related party receivables (current)	36,000	-	1,351,318	526,318
Deposits	38,194	1,111,800	38,194	1,100,000
Other debtors	104,848	9,684	8,426	-
Total current receivables, net	3,397,118	1,264,976	1,403,633	1,701,465
Receivables (Non-Current)				
Related parties				
- Loans to wholly owned group entities -	-	350,900	-	
Total non-current receivables, net	-	-	350,900	-
Note 6. Inventories (Current)				
Finished goods – at cost	1,024,254	1,522	-	-
Work in progress – at cost	101,388	-	-	-
Total current inventories	1,125,642	1,522	-	-

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Note 7. Other Assets (Current)					
Prepayments		83,695	-	46,786	-
Security deposit		46,205	-	-	-
Other		92,748	-	-	-
Total other current assets		222,648	-	46,786	-

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Note 8. Other Financial Assets (Non-Current)					
Investments carried at cost:					
Securities not quoted on prescribed stock exchanges:					
- Shares in controlled entities	28	-	-	3,276,328	443,991
- Shares in other corporations		-	1,200,000	- 1	,200,000
- Options to acquire shares in other corporations		-	79,245	-	79,245
Total non-current other financial assets	-	1,279,245	3,276,328	1,723,236	

Details of shares held in other corporations are as follows:

	Ownership	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Sportsview.com.au Pty Ltd (provides on line links with sports clubs)	22.6%	-	1,200,000	-	1,200,000
		-	1,200,000	-	1,200,000

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Note 9. Property, Plant and Equipment					
Plant and Equipment					
Cost					
Opening balance		1,093,819	712,862	1,022,752	712,862
Additions		80,852	318,865	1,088	318,410
Disposals		(589,075)	(8,520)	(355,533)	(8,520)
Acquisitions through subsidiaries acquired		954,713	70612	-	-
Closing balance		1,540,309	1,093,819	668,307	1,022,752
Accumulated Depreciation					
Opening balance		506,929	152,377	506,929	152,377
Depreciation for the year	2	638,071	355,885	297,343	355,885
Disposals		(404,764)	(1,333)	(266,378)	(1,333)
Closing balance		740,236	506,929	537,894	506,929
Net book value		800,077	16,278	130,413	515,823
Furniture and Fittings					
Cost					
Opening balance		79,780	51,617	64,764	51,617
Additions		17,449	14,329	1,500	13,147
Acquisitions through subsidiaries acquired		146,737	13,834	-	-
Disposals		(56,536)	-	(41,520)	-
Closing balance		187,430	79,780	24,744	64,764
Accumulated Depreciation					
Opening balance		18,041	6,704	18,041	6,704
Depreciation for the year	2	24,745	11,337	9,254	11,337
Disposals		(131,40)	-	(13,490)	-
Closing balance		29,646	18,041	13,805	18,041
Net book value		157,784	61,739	10,939	46,723
Plant and Equipment Under Finance Lease					
Cost					
Opening balance		369,076	297,263	369,076	297,263
Additions		-	71,813	(150,000)	71,814
Disposals		(207,749)	-	-	-
Acquisitions through subsidiaries acquired		57,749	-	-	-
Closing balance		219,076	369,076	219,076	369,076
Accumulated Depreciation					
Opening balance		53,947	-	53,947	-
Depreciation for the year	2	37,680	53,947	37,680	315,130
Disposals		(27,321)	-	(27,321)	-
Closing balance		64,306	53,947	64,306	53,947

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Note 9. Property, Plant and Equipment (continued)					
Net book value		154,770	315,130	154,770	53,947
Total property, plant and equipment, at cost		1,946,815	1,542,675	912,128	1,456,593
Total property, plant and equipment, net		1,112,631	963,758	296,122	877,676
Note 10. Intangibles (Non-Current)					
Goodwill, at cost		5,096,544	1,942,167	1,451,700	1,471,506
Accumulated amortisation	2	(415,726)	(154,015)	(220,726)	(147,151)
Goodwill, net		4,680,818	1,788,152	1,230,974	1,324,355
Intellectual properties		11,632,937	11,438,000	11,438,000	11,438,000
Accumulated amortisation		(921,184)	(921,183)	(921,183)	(921,183)
Writedown to recoverable amount	2	(8,191,817)	(1,000,000)	(8,191,817)	(1,000,000)
Intellectual properties, net		2,519,936	9,516,817	2,324,499	9,516,817
Total intangible assets, net		7,200,754	11,304,969	3,555,973	10,841,172

The Directors resolved to review the carrying value of non-current assets as at 30 June 2002. In reviewing the carrying value of Intellectual Property known as IntraZone and ZoneStudio, the Directors took into account the prospective cash flows that are estimated to be generated from these assets and utilized the Discounted Cash Flow methodology applying a discount rate of 35% to the resultant cash flows in respect of IntraZone and 25% in respect of ZoneStudio. The Directors resolved to write down the carrying value of IntraZone to a value of NIL as a result of this analysis. In the case of ZoneStudio, the analysis supported a carrying value in excess of the existing value ascribed to this asset, however, the Directors elected to take the conservative route of maintaining the carrying value at its current level.

	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Note 11. Other Assets (Non-Current)				
Rental deposit	34,269	12,335	33,369	12,335
Total other non-current assets	34,269	12,335	33,369	12,335
Note 12. Payables (Current)				
Trade creditors – unsecured	3,480,762	365,913	141,799	232,807
Sundry creditors	1,499,556	488,635	63,015	343,097
Total current payables	4,980,318	854,548	204,814	575,904

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2001 $	Parent 2002 $
Note 13. Interest Bearing Liabilities (Current)					
Secured:					
Factoring – debtors (a)		1,823,840	-	-	-
Hire purchase liability		275,917	49,777	44,952	49,777
Unsecured:					
Other loans		165,034	38,185	165,034	38,185
Total current interest bearing liabilities		2,264,791	87,962	209,986	87,962

(a) The debtor factoring Facility is provided by Westpac Banking Corporation and is reviewable annually. Security for the facility is by way of corporate guarantees between the parent and certain subsidiaries, together with a second ranking fixed and floating charge over the assets and undertakings of Multie Technology Distribution Pty Ltd. In addition, there is an undertaking from the guarantors not to seek repayment of loans advanced to Multie Technology Distribution Pty Ltd without the consent of Westpac Banking Corporation, and an undertaking from the Directors of Multie Technology Distribution Pty Ltd, Les Jessop and Adrian Ballintine to indemnify the bank against loss, cost or expenses arising from fraudulent invoicing, unenforceable debt purchased by the bank for any reason, disputed debt and banking of proceeds of the debt purchased by the bank. The interest, fees and charges for the facility are:

Discount Fee: 0.10% of the invoiced amount.
Interest Rate: Variable. Currently 9.55% per annum on the daily balance outstanding which is the Overdraft Business Rate, currently 6.7% p.a. plus a margin of 2.85% p.a.

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2001 $	Parent 2002 $
Note 14. Provisions (Current)					
Employee entitlements (a)		154,417	163,495	65,566	163,495
Tax		34,642	-	-	-
Total current provisions		189,059	163,495	65,566	163,495

(a) At 30 June 2002, the consolidated entity employed 74 full time equivalent employees.

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2001 $	Parent 2002 $
Note 15. Other Liabilities (Current)					
Accrued expenses		358,450	129,425	142,053	91,042
Share capital to be issued	(Note 18)	336,687	-	336,687	-
Total current other liabilities		695,137	129,425	478,740	91,042
Note 16. Interest Bearing Liabilities (Non-Current)					
Secured:					
Bank Loans (a)		3,286,105	-	3,286,105	-
Hire purchase liability		243,591	276,539	121,713	276,539
Total non-current interest bearing liabilities		3,529,696	276,539	3,407,818	276,539

(a) The bank loan is for a term of three years from Australia & New Zealand Banking Group Limited to Multiemedia Limited. The loan bears interest of at the ANZ Retail Index reference rate (currently 10.2% per annum) plus a margin of 1.48%. All interest on the loan is capitalized until maturity of the loan or repayment which ever is the earlier date. The security for the facility are guarantees from each of the Company's subsidiaries supported by fixed and floating charges over all the assets and undertakings of the Group.

Subsequent to year end, this loan is to be discharged, see note 32.

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Note 17.	**Provisions (Non-Current)**				
Employee entitlements		170,612	29,282	29,682	29,282
Total non-current provisions		170,612	29,282	29,682	29,282
Note 18. Contributed Equity					
Share Capital					
Ordinary shares fully paid		55,274,198	50,706,896	55,274,198	50,706,896

Movements for the Year	**Number of Shares 2002**	**Number of Shares 2001**	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Opening balance	332,688,465	268,112,696	50,706,896	37,165,088	50,706,896	37,165,088
Options converted to ordinary shares	575,000	10,000	7,600	2,200	7,600	2,200
Shares issued in lieu of cash	106,654,315	55,565,769	2,873,100	13,262,010	2,873,100	13,262,010
Share placement	96,528,571	9,000,000	1,802,800	360,000	1,802,800	360,000
	536,446,351	332,688,465	55,390,396	50,789,298	55,390,396	50,789,298
Transaction costs arising on share issues			(116,198)	(82,402)	(116,198)	(82,402)
Closing balance	536,446,351	332,688,465	55,274,198	50,706,896	55,274,198	50,706,896

Shares issued in lieu of cash were distributed as follows:

	Number of shares	**$**
Pursuant to Magnafield Acquisition	46,904,315	1,454,000
Pursuant to Sportsview Settlement	15,000,000	330,000
Pursuant to Soush Acquisition*	10,000,000	250,000
To Multie Software & Services Staff	9,800,000	280,000
Pursuant to WSA Acquisition*	7,000,000	140,000
Legal Fees	5,000,000	90,000
Pursuant to Nethead Acquisition*	1,700,000	47,600
Pursuant to Capital Raising Fees	2,000,000	56,000
Other	9,250,000	225,500
Total issued in lieu of cash	106,654,315	2,873,100

* Forms part of Multie Software & Services at 30 June 2002.

Funds raised from share issues were used for general working capital purposes and acquisition of controlled entities.

Note 18. Contributed Equity (continued)

Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of (and amounts paid) on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. At 30 June 2002, all shares issued were fully paid.

Options

During the year 24,575,000 options (2001: 24,364,202) were granted, 54,401,201 (2001: 50,965,522) options were cancelled and 575,000 options (2001: 10,000) exercised. Each option is convertible into one ordinary share. The number of unissued ordinary shares under these options as at 30 June 2002 is 48,000,001 (2001: 78,401,202).

The date and exercise price of these outstanding options are set out below:

Exercise Date	Number of Options	Exercise Price$
Not later than 10 January 2003	15,000,000	0.25
Not later than 11 April 2003	7,500,000	0.10
Not later than 14 July 2003	2,250,001	Nil *
Not later than 30 September 2002	175,000 0.	016
Not later than 30 June, 2005	1,225,000	0.016
Not later than 30 June 2005	4,850,000	0.012
Not later than 30 June 2005	12,000,000	0.22
Not later than 30 June, 2005	5,000,000	0.45
	48,000,001	

* Options related to the ANZ Marketing Agreement. These options are exercisable for nil consideration on a prorata basis, as other options, outstanding at the date of their issue, are exercised.

	Consolidated		Parent	
	2002	2001	2002	2001
	$	$	$	$
Note 19. Accumulated Losses				
Accumulated losses at the beginning of the financial year	(37,143,497)	(9,156,302)	(36,612,739)	(9,156,302)
Net loss	(16,027,818)	(27,987,195)	(13,538,676)	(27,456,437)
Accumulated losses at the end of the financial year	(53,171,315)	(37,143,497)	(50,151,415)	(36,612,739)

Note 20. Financial Instruments

(a) *Credit Risk Exposures*

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts. The total credit risk exposure of the consolidated entity could also be considered to include the difference between the carrying amount and the realisable amount.

(b) *Interest Rate Exposures*

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity tends to hold fixed rate assets and liabilities to maturity.

2002			**Interest Maturing in**				
	Note	**Floating**	**1 Year or Less**	**1 to 5 Years**	**More than 5 Years**	**Non-Interest Bearing**	**Total**
		$	**$**	**$**	**$**	**$**	**$**
Financial Assets							
Cash and deposits	4	466,528	-	-	-	372,906	839,434
Receivables	5	-	-	-	-	3,361,118	3,361,118
		466,528	-	-	-	3,734,024	4,200,552
Weighted average interest rate	3.00%						
Financial Liabilities							
Factoring loans	13	-	1,823,840	-	-	-	1,823,840
Other loans secured	16	-	-	3,286,105		3,286,105	
Other loans non secured	13	-	165,034	-	-	-	165,034
Trade and other creditors	12	-	-	-	-	4,980,318	4,980,318
Lease liabilities	13,16	-	275,917	243,591	-	-	519,508
		-	2,264,791	3,529,696	-	4,980,318	10,774,805
Weighted average interest rate		7.96%	7.96%				
Net financial assets (liabilities)		466,528	(2,264,791)	(3,529,696)	-	(1,246,294)	(6,574,253)

2001			**Fixed Interest Maturing in**				
	Note	**Floating**	**1 Year or Less**	**1 to 5 Years**	**More than 5 Years**	**Non-Interest Bearing**	**Total**
		$	**$**	**$**	**$**	**$**	**$**
Financial Assets							
Cash and deposits	4	50,236	-	-	-	227,609	227,845
Receivables	5	-	-	-	-	1,264,976	1,264,976
Other financial assets	8	-	-	-	-	1,279,245	1,279,245
		50,236	-	-	-	2,771,830	2,822,066
Weighted average interest rate	5.26%						
Financial Liabilities							
Loans	13	-	38,185	-	-	-	38,185
Trade and other creditors	12	-	-	-	-	854,548	854,548
Lease liabilities	13,16	-	49,777	276,539	-	-	326,316
		-	87,962	276,539	-	854,548	1,219,049
Weighted average interest rate		8.64%	8.66%				
Net financial assets (liabilities)		50,236	(87,962)	(276,539)	-	1,917,282	1,603,017

Note 20. Financial Instruments (continued)

(c) Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

The carrying amounts and net fair values of financial assets and liabilities at balance date are:

	Note	Consolidated 2002 Carrying Amount $	Consolidated 2002 Net Fair Value $	Consolidated 2001 Carrying Amount $	Consolidated 2001 Net Fair Value $
On-balance sheet financial instruments					
Cash	4	372,906	372,906	227,609	227,609
Deposits	4	466,528	466,528	50,236	50,236
Trade debtors	5	3,218,076	3,218,076	143,492	143,492
Other debtors	5,11	177,311	177,311	1,133,819	1,133,819
Other financial assets	8	-	-	1,279,245	1,279,245
		4,234,821	4,234,821	2,834,401	2,834,401
Financial liabilities					
Trade creditors	12	3,480,762	3,480,762	365,913	365,913
Sundry creditors	12	1,499,556	1,499,556	488,635	488,635
Other loans	13,16	5,274,979	5,274,979	38,185	38,185
Hire purchase liabilities	13,16	519,508	519,508	326,316	326,316
		10,774,805	10,774,805	1,219,049	1,219,049

The fair value of shares in other corporations is estimated at cost unless the shares are publicly traded.

Note 21. Income of Directors

The number of Directors of the parent entity, who were paid, or were due to be paid, but excluding prescribed benefits disclosed later in this note under 'retirement benefits', directly or indirectly from the Company or any related party as shown in the following bands were:

Bands	Consolidated 2002	Consolidated 2001	Parent 2002	Parent 2001
$0 - $9,999	-	1	-	1
$10,000 - $19,999	-	1	-	1
$20,000 - $29,999	-	1	-	1
$40,000 - $49,999	1	-	1	-
$50,000 - $59,999	1	-	1	-
$80,000 – $89,999	1	-	1	-
$130,000 - $139,999	1	-	1	-
$180,000 - $189,999	-	1	-	1
$190,000 - $199,999	1	-	1	-
$200,000 –$ 209,999	-	1	1	-1
$220,000 - $229,999	1	2	-	2
$270,000 - $279,999	1	-	1	-
The aggregate income of the Directors referred to above is	$1,012,981	$884,102	$1,012,981	$884,102

Note 21. Income of Directors (continued)

The income of Directors above does not include the following options as the value of these is not material (refer Directors' Report):

Options	**Exercise Price**	**Granted**	**Exercised**	**Cancelled**	**Outstanding**	**Expiry**
Options granted to and exercised by Directors during the year ended 30 June 2002 in the following bands:						
$ 40,000 - $49,999	20 cents	-	-	13,500,000	-	-
$ 40,000 - $49,999	25 cents	-	-	15,000,000	-	-
$190,000 - $199,999	0.022 cents	10,000,00	-	-	10,000,000	30/6/05
$190,000 - $199,999	0.045 cents	5,000,000	-	1,000,000	5,000,000	30/6/05
$220,000 - $229,990	20 cents	-	-	13,000,000	-	-

Note 22. Income of Executives

	Consolidated		**Parent**	
Bands	**2002**	**2001**	**2002**	**2001**
Remuneration received or due and receivable by executive officers of the consolidated entity whose remuneration is $100,000 or more, from entities in the consolidated entity or a related party, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise.	$1,834,581	$2,073,592		
Remuneration received or due and receivable by executive officers of the consolidated entity whose remuneration is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company or any of its subsidiaries, whether as an officer or otherwise.			$680,817	$2,073,592
$100,000 - $109,000	3	1	-	1
$110,000 - $119,000	1	3	1	3
$120,000 - $129,999	1	2	-	2
$130,000 - $139,999	2	-	1	-
$140,000 - $149,999	1	2	-	2
$160,000 - $169,999	1	-	-	-
$180,000 - $189,000	-	1	-	1
$190,000 - $199,000	1	-	1	-
$210,000 - $219,999	-	1	-	1
$220,000 - $229,000	1	3	1	3
$270,000 - $270,000	1	-	-	-
The aggregate income of the executives referred to above is	$1,834,581	$2,073,592	$680,817	$2,073,592

Options granted to executive officers other than Directors, details of which are set out in note 26, are not included above as the value is not material.

Note 23. Retirement Benefits of Directors

For the year ended 30 June 2002, there were no retirement benefits paid or payable to any of the Directors.

Note 24. Remuneration of Auditors

Remuneration received, or due and receivable, by the auditor of the parent entity and its affiliates for:	Consolidated 2002	Consolidated 2001	Parent 2002	Parent 2001
Audit of the financial statements				
- Andersen	22,000	63,000	22,000	63,000
- Ernst Young	51,000	-	51,000	-
Other services				
- Andersen	6,000	28,119	6,000	28,119
- Ernst Young	-	-	-	-
	79,000	91,119	79,000	91,119

Note 25. Commitments for Expenditure

	Note	Consolidated 2002	Consolidated 2001	Parent 2002	Parent 2001
Commitments in relation to hire purchase are as follows:					
Not later than one year		275,739	76,739	45,097	76,739
Later than one year but not later than five years		290,346	315,495	145,428	315,495
Later than five years		-	-	-	-
		566,085	392,234	190,525	392,234
Less: Future finance charges		46,577	65,917	23,861	65,917
		519,508	326,316	166,663	326,316
Reconciled to:					
Current liability	13	275,917	49,777	44,952	49,777
Non-current liability		16 243,591	276,539	121,713	276,539
		519,508	326,316	166,665	326,316

The weighted average interest rate implicit in the leases and hire purchase commitments are: 7.96% (2001: 8.66%).

Note 26. Employee Entitlements	Note	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
Employee entitlement liabilities					
Provision for employee entitlements					
Current	14	154,417	163,495	65,566	163,495
Non-current	17	170,612	29,282	29,682	29,282
Aggregate employee entitlement liability		325,029	192,777	95,248	192,777

Note 26. Employee Entitlements (continued)

Options

The establishment of a new Executive Officer Option Plan, Executive Officer Option Plan No 2 was approved by special resolution at the annual general meeting of the Company held on 28th September, 2001. All full time executive officers of Multiemedia Limited (excluding Directors) are eligible to participate in the plan at the discretion of the Directors.

All options issued under the Executive Officer Option Plan approved by special resolution at the annual general meeting of the Company held on 10th December, 1999 were surrendered and cancelled. The total number of options the Company has been authorised to issue under Executive Officer Option Plan No 2 ("the Plan") must not exceed 5% of the total number of shares on issue at any time.

All options issued under the Plan are granted for no consideration and carry an exercise price of not less than the price which is calculated by discounting the closing price for ordinary shares on the date of issue by not more than 10%. Each option is convertible into one ordinary share and all options expire no later than 30 June 2005. The amount received on the exercise of options is recognised as issued capital at the date of issue of the shares. The amount so recognised during the year was $7,600 (2001: $2,200).

The number of executive options made available since the commencement of the Plan equals the number of options granted and at 30 June 2002 23,250,000 options were outstanding under the plan. The value of these options as at 30 June 2002 was immaterial.

The movement in options granted to executive officers can be specified as follows:

	2002	2001
Granted in previous year	3,247,700	8,950,000
Granted this year	24,575,000	2,710,000
Cancelled this year	(3,997,700)	(8,403,000)
Exercised this year	(575,000)	(10,000)
Outstanding at 30 June	23,250,000	3,247,700

Note 27. Related Parties

(a) Directors

The following persons held the position of Director of Multiemedia Limited during all of the financial year, unless otherwise stated:

	Appointed	Resigned
Adrian Maxwell Ballintine		
Geoffrey MacLeod-Smith		10/9/2001
Shaun Levin		27/9/2001
John Walker		
Peter Woerndle		14/6/2002
Richard White-Smith		10/7/2001
Elwood Charles Ellison III	14/6/2002	

(b) Related Party Loans:

	Consolidated		Parent	
	2002	2001	2002	2001
	$	$	$	$
Loans to entities disclosed in note 6				
- Balmac Ventures Pty Ltd	36,000	-	36,000	-

Mr G MacLeod-Smith and Mr A M Ballintine are the Directors of Balmac Ventures Pty Ltd

Note 27. Related Parties (continued)

(c) *Transactions of Directors and Director-Related Entities Concerning Shares or Share Options:*

	Parent Entity and Consolidated	
	2002	**2001**
	Number	**Number**
Acquisitions		
Ordinary Shares in Multiemedia Ltd	34,746,200	-
Options over ordinary shares in Multiemedia Ltd	15,000,000	4,000,000
Disposals		
Ordinary Shares in Multiemedia Ltd	35,980,976	-
Options exercised in Multiemedia Ltd	-	-
Cancelled		
Options over ordinary shares in Multiemedia Ltd	42,500,000	3,000,000

The options listed under acquisitions, and the terms and conditions under which those options were granted, were approved by special resolutions at the general meetings of the Company held on 10 December 1999 (for 2000) and 29 November 2000 (for 2001) respectively.

Disposals of ordinary shares by Directors included 23,420,000 shares which were disposed of after the relevant Directors had retired from office, and 10,560,976 shares received beneficially for employees and other service providers as a result of the acquisition of Multie Technology Pty Ltd.

(d) *Shares and Options Held by Directors*

Aggregate numbers of shares and share options of Multiemedia Limited, held directly, indirectly or beneficially by Directors of the Company or the consolidated entity or their Director-related entities at balance date:

		2002 Number	2001 Number
Ordinary Shares		39,542,310	74,704,620
Options over ordinary shares in Multiemedia Ltd	1	5,000,000	57,500,000

(e) Other Transactions with Directors and Director-Related Entities:

Balmac Ventures Pty Ltd

Directors, Mr A M Ballintine and Mr G MacLeod-Smith, are Directors and shareholders of Balmac Ventures Pty Ltd, which provided consulting services during the year to the value of $50,000 (2001: $221,818). The Company provided Balmac Ventures Pty Ltd with a non-interest bearing loan for $36,000 (2001: Nil) to fund expenses in relation to the start up costs of the Company. This loan is repayable on 30 June 2003.

Sportsview.com.au Pty Ltd

Mr A M Ballintine was a Director of Sportsview.com.au Pty Ltd for a part of the reporting period. The Company no longer holds a legal interest in the issued capital of Sportsview.com.au Pty Ltd. Under the terms of the Agreement reached between the Company and the Vendors of the Sportsview shares, which settled the Company's obligations to issue them with up to 105.9 mill shares in the Company, the Company retains the right to participate in any proceeds realised by the Vendors from sale of their interests in Sportsview within a period of 12 months ending on 3/12/02. The Company's share of these proceeds is equal to 22.64% of the amount by which the proceeds exceed $1.5 mill with a maximum of $1.279 million.

Note 27. Related Parties (continued)

The assets of Sportsview include contracts with 5 AFL clubs, the MCG/MCC and other bodies, which provided Sportsview with the exclusive right to exploit the Internet and online rights held by these parties.
Since 31st December 2001 the Company understands that an agreement has been reached between Sportsview and the AFL/Telstra online network pursuant to which Sportsview's Internet rights in respect of the 5 AFL clubs are assumed by the network. It is further understood that Sportsview will be paid in accordance with a formula, which will guarantee a minimum of $50,000 per club per year for a minimum of 5 years, totaling $1,250,000.

Following this agreement there are still further assets left in Sportsview, such as the MCG/MCC joint web site and the sports medicine/injury site.

Giving the changing nature of Sportsview's activities the Company does not at this point time believe there is a need to write down the cash investment of $1.279 million.

Jamif Pty Ltd
Adrian Ballintine is a Director and shareholder of Jamif Pty Ltd. During the year Jamif Pty Ltd provided $58,125 of consulting services to the Company

Ghazi Pty Ltd
Geoff MacLeod-Smith is a Director and shareholder of Ghazi Pty Ltd. During the year, the Company disposed of a motor vehicle to Ghazi Pty Ltd at its net book value.

Leverton Lodge Trust
Peter Woerndle is a beneficiary of the Leverton Lodge Trust. During the year Leverton Lodge Trust was paid $86,000 for the rental of property. During the year, Leverton Lodge Pty Ltd provided $12,000 of consulting services to the Multie Technology Distribution Pty Ltd.

Note 28. Controlled Entities

The consolidated financial statements at 30 June 2002 include the following controlled entities. The financial years of the controlled entities are the same as the parent entity.

Name of Controlled entity	**Place or Incorporation**	**% of shares held**	
		2002	**2001**
Multiemedia Limited	Australia	-	-
Moby 6 Pty Ltd	Australia	100	100
Multie Software Products Pty Ltd (formerly Zonewerx Pty Ltd)	Australia	100	100
Multie Software & Services Pty Ltd	Australia	100	-
Multie Technology Pty Ltd	Australia	100	-
Multie Technology Distribution Pty Ltd	Australia	100	-
Multie Broadband Services Pty Ltd	Australia	100	-
Computer Warranty Services Pty Ltd	Australia	100	-
Click'n'Go! RMS Pty Ltd	Australia	100	-
Australasian Broadband Services Limited	Australia	100	-

Note 29. Segment Information

Segment Result	Licensing of Technology		Distribution of Technology Products		Communications & Software		Other		Eliminations		Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$	$	$	$	$	$	$	$	$	$	$	$
Revenue:												
Sales to Customers outside the Group	411,350	3,081,821	23,182,834	-	4,429,150	-	79,333	-	-	-	28,102,6	3,081,821
Other Revenues from Customers outside the Group	-	-	27,426	-	45,811	-	-	-	-	-	73,237	-
Total Segment Revenue	411,350	3,081,821	23,210,260	-	4,474,961	-	-	-	-	-	-	
Unallocated Revenue	-	-	-	-	-	-	-	-	-	-		
Consolidated Entity Revenue											28,175,903	3,081,821
Results												
Segment Results	(1,154,843)	(27,987,196)	(143,115)	-	(3,466,772)	-	(11,263,088)	-	-	-	(16,027,818)	(27,987,196)
Unallocated Expenses	-	-	-	-	-	-	-	-	-	-	-	-
Consolidated Entity Profit form ordinary activities before income tax expense	-	-	-	-	-	-	-	-	-	-	(16,027,818)	(27,987,196)
Income Tax Expense	-	-	-	-	-	-	-	-	-	-	-	-
Consolidated Entity Profit form ordinary activities after income tax expense	-	-	-	-	-	-	-	-	-	-	(16,027,818)	(27,987,196)
Extraordinary Items	-	-	-	-	-	-	-	-	-	-	-	-
Net Profit	-	-	-	-	-	-	-	-	-	-	(16,027,818)	(27,987,196)

te 29. Segment Information (continued)

nent Assets	Licensing of Technology		Distribution of Technology Products		Communications & Software		Other		Eliminations		Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$	$	$		$	$	$	$	$	$	$	$
nent Assets	62,796	15,318,381	4,816,700	-	2,693,763	-	19,166,123	-	(12,842,887)	-	13,932,496	15,318,381
llocated Assets	-	-	-	-	-	-	-	-	-	-	-	-
l Assets	62,796	15,318,381	4,816,700	-	2,693,763	-	19,166,123	-	(12,842,887)	-	13,932,496	15,318,381
ment Liabilities												
ment Liabilities	1,414,509	1,224,224	6,297,957	-	3,863,466	-	4,396,606	-	(4,142,925)	-	11,829,613	1,224,224
llocated Liabilities	-	-	-	-	-	-	-	-	- -	-		-
al Liabilities	1,414,509	1,224,224	6,297,957	-	3,863,466	-	4,396,606	-	(4,142,925)	-	11,829,613	1,224,224
ner Segment Information												
quisition of property, plant and equipment, ngible assets and other non-current assets	-	-	940,237	-	135,235	-	4,842,056	-	-	-	5,917,528	-
preciation	273,016	421,169	158,223	-	245,814	-	67,264	-	-	-	744,317	421,169
ortisation	73,576	652,339	28,703	-	13,876	-	195,000	-	-	-	311,155	652,339
n-cash expenses other than depreciation and ortisation						-	1,661,852		8,211,623	-	9,873,475	

ographical Segments

e group operates in a single geographical segment being Australia.

Internet Services include the development and distribution of internet and e-commerce enabling tools.

Note 30. Notes to the Statement of Cash Flows

	Consolidated		Parent	
	2002	**2001**	**2002**	**2001**
	$	**$**	**$**	**$**
(a) Reconciliation of Net Loss After Income Tax to Net Cash Provided by Operating Activities				
Net loss after income tax	(16,027,818)	(27,987,196)	(13,538,676)	(27,456,437)
Adjustments for non-cash income and Expense items:				
Depreciation	700,496	421,169	344,277	421,169
Amortisation of intangibles	261,711	652,339	220,726	645,475
Writedown of intangibles	8,873,475	1,000,000	7,211,623	1,000,000
Writedown of investments	1,609,000	3,569,862	1,609,000	3,569,862
Writedown of loan amounts	-	-	2,471,110	-
Expenses paid with shares	268,000	12,848,263	268,000	12,848,523
Interest accumulated not paid	286,105	-	286,105	-
Transfers to provisions:	-	-	-	-
Employee entitlements	(16,000)	68,831	97,929	68,831
Doubtful debts	(914,088)	2,944,160	(1,174,969)	2,944,160
Loans	-	741,469	-	741,469
(Profit)/loss on sale of plant and equipment	4,337	7,188	4,908	7,188
Changes in assets and liabilities net of effects from purchase and sale of controlled entities:				
(Increase)/decrease in assets:				
Receivables	1,891,490	(142,215)	(53,068)	(67,635)
Inventory	(122,000)	133,300	-	46,822
Prepayments & other assets	244,582	161,693	(67,820)	161,693
(Decrease)/increase in liabilities:			-	-
Payables, accruals and other Liabilities	185,084	(116,768)	130,569	(97,391)
Net cash provided from operating activities	(3,244,790)	(5,697,815)	(2,190,286)	(5,166,273)

Note 30. Notes to the Statement of Cash Flows (continued)

(b) Controlled Entities Acquired

The following controlled entities were acquired by the consolidated entity during the financial year and their operating results have been included in the Statement of Financial Performance from the relevant date.

Entity and consideration given	Date Acquired	Proportion of shares acquired	Consolidated 2002 $
Multie Technology Pty Ltd Group (formerly Magnafield Holdings Pty Ltd Group)	4-Aug-01	100%	
Multie Software & Services Pty Ltd Group (formerly WSA Online Pty Ltd)	8-Aug-01	100%	
Shares in Multiemedia			2,206,000
Cash consideration prior year deposits (see note 6)			1,000,000
Cash consideration current year			442,000
Transaction cost			222,000
Total consideration			3,870,000
The amounts of assets and liabilities acquired by major class:			
Cash			356,000
Receivables			4,024,000
Inventories			1,002,000
Plant and equipment			875,000
Goodwill on acquisition			5,042,000
Payables			(4,321,000)
Borrowings			(3,108,000)
			3,870,000
Outflow of cash to acquire the entity, net of cash acquired			
Cash consideration			442,000
Transaction costs			222,000
Cash balance acquired			(356,000)
Outflow of cash			308,000

	Consolidated 2002 $	Consolidated 2001 $	Parent 2002 $	Parent 2001 $
(c) Non-Cash Financing and Investing Activities				
Acquisition of plant and equipment by means of hire purchase agreements	-	71,814	-	71,814

During the year the Company paid expenses with shares issued in lieu of cash of $12,848,523. These transactions are not reflected in the Statement of Cash Flows.

On 15 March 2001, the Company acquired the shares in Moby 6 Pty Ltd by issuing 7,500,000 shares in lieu of cash at a value of $412,500. This transaction is not reflected in the Statement of Cash Flows.

Note 31. Earnings per Share

	Consolidated	
	2002	**2001**
	cents	**cents**
Basic earnings per share	(3.7)	(9.0)
Weighted average number of ordinary shares outstanding	436,677,514	311,024,698

Note 32. Subsequent Events

Matters or circumstances that have arisen or may arise since the end of the financial year that have significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

i Shares totaling 22,633,296 subscribed for by shareholders under the Share Purchase Plan were allotted to shareholders following approval of the Share Purchase Plan and the allotment of shares at the Company's General Meeting held on 19 July 2002. The proceeds from this issue of shares ($336,687) were recorded in the balance sheet as at 30 June 2002 as deposits on call, offset by a liability (see Note 16) of an equal amount. Subsequent to balance state and allotment of the shares, this liability was transferred to share capital.

ii Subsequent to approval by shareholders at the Company's General Meeting held on 19 July 2002, the Company issued 15,000,000 shares on 19 July 2002 and 5,000,000 on the 19 September 2002 to Mark Noakes and Doug Adamson, former Executive Director's of Nethead pursuant to the purchase of the Nethead business.

iii The Company has agreed to allot 86,861,947 shares to new shareholders who have signed applications for shares in a private placement capital raising to be completed prior to 31 October, 2002, the proceeds of which will contribute $868,619.47 to the Company.

iv The Company has agreed to conclude a transaction with ANZ Banking Group Limited which will reinstate the terms and conditions of the Equity Agreement (as amended) between the Company and ANZ Banking Group Limited, render void a loan agreement between the two companies and facilitate a net payment of Guaranteed Payments to the Company of $2,400,000. As a result of the settlement, the parties will exchange settlement amounts, resulting in a net outflow of funds from the Company of $600,000, and the termination of the ANZ loan through bringing forward the remaining minimum revenue commitments. The Company has secured the investors to accept a placement of shares at a price of 1 cent each of 35,486,827 shares which would be held by ANZ upon exercise of an option agreement disclosed to the market on 3rd October, 2001. The transaction will settle on or before 31st October, 2002. The marketing arrangements with ANZ will cease after an orderly transfer of customers.

The outcome of the transactions for the Company will be a reduction in net liabilities of approximately $3,300,000 (including interest) offset by the cash payment noted above, with an equal amount being contributed to earnings during the half-year ending 31 December, 2002. Capitalised interest on the loan facility will be reversed during the half year ending 31 December, 2002. Effectively, the Company has received $3,900,000, ahead of the scheduled payment times for the contingent penalty payments, effectively gaining early access to funds which were contingent in nature.

Note 32. Subsequent Events (continued)

The parties to the settlement have agreed to limit any potential claim by ANZ in relation to the settlement to a maximum amount of $3,000,000. A claim for such an amount could only be pursued by ANZ in the event that ANZ was successful in proving that the Company was in breach of certain warranties contained in the termination documentation. The warranties in question are that :

i accounts: the annual accounts of the Company for the financial year ended 30 June 2002 disclose a true and fair view of the state of affairs and the financial position and assets and liabilities of the Company as at 30 June 2002 and of the profit for the period ending on that date and were prepared in accordance with all applicable laws and applicable accounting standards applied in a conservative manner; and

ii disclosure of all relevant information: the Company has disclosed to ANZ all relevant material information as to the true, complete, accurate and not misleading financial position of the Company, including:

- any information that would be considered relevant by a financier of the Company as to the Company's ability to service its debts now and in the future; and
- any information that would be considered relevant and material to the group by a purchaser of any shares, businesses or subsidiaries of the Company as to the future cash flows and profitability of the Company, its subsidiaries and their businesses.

The Directors believe that the Company has complied in full with these warranties.

DIRECTORS' DECLARATION

The Directors' declare that:

(a) the financial statements and associated notes of the Company and the consolidated entity comply with the accounting standards and Urgent Issues Group Consensus Views;

(b) the financial statements and notes of the Company and the consolidated entity give a true and fair view of the financial position as at 30 June 2002 and performance of the Company and consolidated entities for the year then ended;

(c) in the Directors' opinion:

(i) there are reasonable grounds, as set out in the notes to the annual report, to believe that the Company will be able to pay its debts as when they become due and payable; and

(ii) the financial statements and notes of the Company and the consolidated entity are in accordance with the Corporations Act (2001), including Sections 296 and 297.

Made in accordance with a resolution of the Directors.



ADRIAN BALLINTINE
DIRECTOR

Dated this 1st October, 2002

ERNST & YOUNG

360 Elizabeth Street
Melbourne VIC 3000
Australia

GPO Box 5131AA
Melbourne VIC 3001

Tel 61 3 8650 7200
Fax 61 3 8650 7800
DX 288 Melbourne

INDEPENDENT AUDIT REPORT

To the members of Multiemedia Limited

Scope

We have audited the financial report of Multiemedia Limited for the financial year ended 30 June 2002, as set out on pages 7 to 36, including the Directors' Declaration. The financial report includes the financial statements of Multiemedia Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at year's end or from time to time during the financial year. The company 's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Multiemedia Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

ERNST & YOUNG

Inherent Uncertainty Concerning Continuing as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter:

As described in Note 1 to the financial statements, the financial statements have been prepared on a going concern basis. The financial statements disclose that the company and consolidated entity have losses from ordinary activities for the year ended 30 June 2002 of $13,538,676 and $16,027,818 respectively, and the consolidated entity's current liabilities exceed its current assets by $2,544,463. The company's and consolidated entity's ability to continue as a going concern is dependant upon the budgeted sales, profits and cashflows of the operating entities being realised in the expected timeframes and that the company is able to raise capital within the next 12 months to meet its debts as and when they fall due.

As a result of the matters described in Note 1, there is significant uncertainty whether the company and the consolidated entity will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Ernst & Young

Robert J. Dalton
Partner
Melbourne
1 October 2002

AUSTRALIAN STOCK EXCHANGE ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Limited, which is not shown elsewhere in this report, is as follows:

The information is as at 30 August 2002.

(a) Statement of issued Securities

i 574,079,623 ordinary fully paid shares. All carrying voting rights of one vote per share

ii. 48,000,001 each option is convertible into one ordinary share.

Quoted Shares
Of the above issued securities, 574,079,623 are listed on the Australian Stock Exchange Limited.

Options
All options are unquoted.

(b) Distribution of shareholdings

Number of Shares Held (Ordinary)		Number of shareholders
1	1,000	341
1,001	5,000	1,904
5,001	10,000	1,293
10,001	100,000	2,153
100,001	and over	610

c) *Percentage held by largest shareholder (ordinary shares)*

10.89 %

d) *Number of shareholders (ordinary shares) holding less than a marketable parcel (62,500 shares)*

5,411

e) *Substantial Shareholders*

Shareholder Ordinary	Fully Paid Shares	% of Issued Capital
Kathmandu Investments Pty Ltd	62,515,769	10.89
Jamif Pty Ltd	35,242,310	6.14

(f) 20 Largest Shareholders

Shareholder	Ordinary Fully Paid Shares	% of Issued Capital
Kathmandu Investments Pty Ltd	62,515,769	10.89
Jamif Pty Ltd	35,242,310	6.14
Micallef Plumbing Industries Pty Ltd	17,142,857	2.99
Lacemore Grange Pty Ltd	16,360,225	2.85
Ghazi Pty Ltd	13,637,980	2.38
Leverton Lodge Pty Ltd	12,497,167	2.18
Mr Douglas Neil Adamson	10,700,000	1.86
Vulcan Ventures Inc	7,924,885	1.38
Mr Anthony Poci	7,607,150	1.33
L J Thomson Pty Ltd	6,046,517	1.05
Clarcount Services Pty Ltd	6,000,000	1.05
E-McGuire Pty Ltd	6,000,000	1.05
Dexapine Pty Ltd	5,550,000	0.96
DGJ Melbourne Pty Ltd	5,000,000	0.87
Ever Merry Investments Ltd	4,771,629	0.83
D'Alberto Developments Pty Ltd	4,500,000	0.78
Mark Ashley Noakes	4,500,000	0.78
Michael Corrente	4,200,000	0.73
Citicorp Nominees Pty Limited	4,012,000	0.70
Sandra Dell Andersen	3,700,000	0.64

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Multiemedia is responsible for the corporate governance of the economic entity. The Board guides and monitors the business and affairs of Multiemedia on behalf of the shareholders by whom they are elected and to whom they are accountable.

To ensure the Board is well equipped to discharge its responsibilities it has established guidelines for the operation of the Board.

Composition of the Board
The composition of the Board is determined in accordance with the following principles and guidelines:

- The Board should comprise seven Directors and should maintain an equitable position with regard to non-executive Directors;
- The Chairperson should be a non-executive Director;
- The Board should comprise Directors with an appropriate range of qualifications and expertise; and
- The Board shall meet regularly and follow meeting guidelines set down to ensure all Directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

As at the date of this additional information the Directors are:

Name	Position
Mr John H Walker	Non-Executive Chairman/Director
Mr Adrian M Ballintine	Group Managing Director & Chief Executive Officer
Mr Elwood Charles Ellison III	Director

Committees

- The Board attends to all audit matters to ensure proper internal controls, maintenance of accounting records and reliability of financial information. An Audit Committee will be re-established to assume this responsibility. The committee will also be responsible for reviewing the performance of the external auditors and the adequacy of the scope and quality of the annual statutory audit and half-yearly review.
- The Board has established a Director Nomination Committee that comprises John Walker and Adrian Ballintine to set guidelines for the appointment of Directors to the Board, establish remuneration for non-executive Directors and conduct interviews of prospective Directors.
- The Board has established a Remuneration Committee that comprises John Walker and Adrian Ballintine. This committee is responsible for reviewing the remuneration for executive as well as non-executive Directors.

BOARD RESPOSIBILITIES

As the Board acts on behalf of the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The Board is responsible for ensuring that the Company's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the committees referred to above, these mechanisms include the following:

- Board approval of strategic plans, which encompasses the entity's vision, mission and strategy statements, designed to meet stakeholders' needs and manage business risk;
- the strategic plans are dynamic documents and the Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity;
- implementation of operating plans and budgets by management and Board monitoring progress against budget; and
- procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

Communication to shareholders

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors. Information is communicated to shareholders through:

- the annual report which is distributed to all shareholders;
- the annual general meeting and other meetings so called to obtain approval for Board action as appropriate;
- the Company's interactive Web site at www.multiemedia.com provides shareholders with information on the Company, its partners, management, services, products and clients.

multiemedia

Collins Hill House
Level 6, 412 Collins St
Melbourne, Victoria 3000 Australia

T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com